SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 24 April 2002

By: Stephen Colton

Title: Group Head of Media Relations

PRUDENTIAL

Embargo: 09.00 hrs Wednesday 24 April 2002

ROGER HURN STANDS DOWN AS CHAIRMAN OF PRUDENTIAL PLC

The Board of Prudential announces that Sir Roger Hurn will step down from the Board on the appointment of his successor.

Sir Roger Hurn said: "I have been very proud to serve as Chairman of Prudential. It is one of Britain's greatest companies and increasingly recognised as a major international financial services group. I am concerned that the company should not be adversely affected in any way by my recent involvement with Marconi. Because of Prudential's role as a significant investor in major British companies and hence its influence on corporate governance, I have decided that it is in Prudential's best interests for me to resign from the Chairmanship and Board.

"It had been my intention to announce my resignation and name my successor at the same time. However, market rumours have made it necessary for me to bring my announcement forward."

Jonathan Bloomer, Group Chief Executive of Prudential said: "We will be very sorry to see Sir Roger go; he has played an important and valuable role in the company. We understand his decision as he has always acted honourably and in the best interests of Prudential. I would like to thank him personally for all the support, advice and guidance he has given me during the two years that we have worked together. I am grateful to him for putting the interests of Prudential before his personal desire to resign, by agreeing to continue as Chairman until his successor is in place."

The process of selecting a Chairman is well advanced and we expect to make an announcement shortly.

-ENDS-

<u>**Enquiries to:**</u>

Media		**Investors/Analysts**	
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721		
Clare Staley	020 7548 3719		

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725

Notes to Editors:

1. Sir Roger Hurn became Chairman of Prudential plc in May 2000, having been a director since February 2000.

   Sir Roger was Chairman of Marconi plc (formerly GEC plc) from December 1998 until September 2001. Previously he was Chairman of Smiths Industries until his retirement in November 1998. He was Chairman & Chief Executive between November 1991 and November 1996, having been appointed Chief Executive in August 1981. He had been Managing Director since August 1978, two years after joining the Board. Sir Roger joined Smiths Industries in 1958, after a two-year engineering apprenticeship at Rolls Royce Motors, and spent his early career in the company's international activities.

   Sir Roger is Deputy Chairman of Glaxo SmithKline plc and a non-executive director of Cazenove. He is also Chairman of the Court of Governors of Henley Management College. He was knighted in the 1996 New Year's Honours List for services to the engineering industry.

   Born: 9 June 1938

   Educated: Marlborough College

   Sir Roger is married with one daughter

2. Photographs of Sir Roger Hurn are available at www.newscast.co.uk.